Alpine Woods Capital Investors, LLC   Ronald G. Palmer, Jr.
2500 Westchester Avenue, Suite 215   Chief Financial Officer
Purchase, New York 10577   Direct Line: (914) 417-6412
Fax: (914) 251-9098

VIA EDGAR

March 3, 2017

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

RE: Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering March 31, 2017
through September 30, 2017 for the following Investment Companies (Investment Company Act
of 1940 File Number) (each a "Fund" and collectively, the "Funds"):

    Alpine Total Dynamic Dividend Fund (811-21980)
    Alpine Global Dynamic Dividend Fund (811-21901)
    Alpine Global Premier Properties Fund (811-22016)
    Alpine Equity Trust (811-05684)
    Alpine Income Trust (811-21210)
    Alpine Series Trust (811-10405)

Dear Sir or Madam:

On behalf of the Funds, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the
"1940 Act"), please find enclosed for filing the following information:

1.   A copy of the executed Endorsement to the Funds' Joint Insured Fidelity Bond in the amount of
$5,175,000 which extends the term of the Bond to September 30, 2017;
2.   A Secretary's Certificate certifying the resolutions adopted at a meeting of the Boards of Trustees
of the Funds held on December 19, 2016, at which a majority of trustees who are not "interested
persons" of the Funds as defined in the 1940 Act, approved the amount, type, form and coverage
of the Fidelity Bond, and the portion of the premium to be paid by each Fund; and
3.   A copy of the agreement between each Fund and all of the other named insureds entered into
pursuant to paragraph (f) of Rule 17g-1.

A table showing the amount of the single insured bond that each Fund would have provided and maintained
had it not been named as an insured under the Joint Insured Fidelity Bond is attached hereto as Exhibit A.

The premium for the Joint Insured Fidelity Bond has been paid for the period from March 31, 2016 through
September 30, 2017.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Ronald G. Palmer, Jr.
Ronald G. Palmer, Jr.
Chief Financial Officer

Enclosures

Exhibit A

Alpine Funds Complex
Rule 17g-1 Fidelity Bond Filing
Amount of Single Insured Bond for Joint Insureds
Period of Coverage: March 31, 2016 through September 30, 2017

Trust	Single Insured Bond Coverage
Alpine Equity Trust	$750,000
Alpine Income Trust	$1,250,000
Alpine Series Trust	$750,000
Alpine Global Dynamic Dividend Fund	$525,000
Alpine Total Dynamic Dividend Fund	$1,000,000
Alpine Global Premier Properties Fund	$900,000

Insured: ALPINE EQUITY TRUST   Date: February 8, 2017

Producer: WILLIS OF MARYLAND,, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
       WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
March 31, 2016	81940258	Policy Extension		$ 4,997
To				
September 30, 2017				
20% Commission				
			TOTAL	$ 4,997

FEDERAL INSURANCE COMPANY

Endorsement No.: 12

Bond Number: 81940258

NAME OF ASSURED: ALPINE EQUITY TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	March 31, 2016
		to	12:01 a.m. on	September 30, 2017

This Endorsement applies to loss discovered after 12:01 a.m. on March 31, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 8, 2017

By ______________________________
Authorized Representative

<u>**SECRETARY'S CERTIFICATE**</u>

I, Andrew Pappert, Secretary of Alpine Global Dynamic Dividend Fund, Alpine Total Dynamic Dividend Fund, Alpine Global Premier Properties Fund, Alpine Equity Trust, Alpine Series Trust and Alpine Income Trust (collectively, the "Trusts" or the "Funds"), hereby certify that the following resolutions were adopted by the Boards of Trustees of the Trusts, including a majority of those Trustees who are not "interested persons" of the Trusts as defined in the Investment Company Act of 1940, as amended, separately, and then a majority of the Trustees at the meeting duly called and held on December 19, 2016, at which a quorum was present and acting throughout:

> **RESOLVED,** that after considering all relevant factors, including, but not limited to, the existing and projected value of the aggregate assets of each registered investment company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping for such assets, the nature of the securities held by each Fund, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent, if any, to which the share of the premium allocated to each registered investment company varies from the premium such registered investment company would have had to pay if it had provided and maintained a single insured bond, it is the judgment of the Trustees, including a majority of the Trustees who are not interested persons of the Funds separately, that the Bond is fair and reasonable in form and amount therefore that the Funds' Bond coverage hereby be approved with the Chubb Group of Insurance Companies in the amount of $5,175,000 and annual premium amount of $9,975 to be allocated to the Funds as discussed at this meeting, for a term expiring on September 30, 2017; and it is further

> **RESOLVED**, that the officers of the Funds be, and hereby are, authorized and directed to enter into an agreement with the other insureds under the Bond regarding the allocation of the proceeds of any recovery under the Bond, under paragraph (f) of Rule 17g-1 promulgated by the SEC under the 1940 Act, such agreement to continue so long as the Bond is in force and whether or not the coverage thereunder is increased or decreased, and to increase the amount of such Bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and it is further

> **RESOLVED**, that any appropriate officer of the Funds is authorized to make any and all payments and do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the foregoing resolution, and to make the filings and give the notices required by Rule 17g-1(g) under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Secretary this 3rd day of March, 2017.

By: /s/ Andrew Pappert
                                                     Andrew Pappert
                                                     Secretary

AGREEMENT OF THE JOINT INSUREDS

THIS AGREEMENT dated April 21, 2016, is hereby entered into by and among Alpine Equity Trust, Alpine Global Dynamic Dividend Fund, Alpine Global Premier Properties Fund, Alpine Income Trust, Alpine Series Trust and Alpine Total Dynamic Dividend Fund (hereinafter referred to singularly as the "Trust" or collectively as the "Trusts") (the Trusts are sometimes referred to individually herein as the "Insured Party" or collectively the "Insured Parties").

WHEREAS, the Insured Parties are management investment companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, Alpine Equity Trust, Alpine Income Trust and Alpine Series Trust are currently comprised of various series and the Board of Trustees of each such Trust may, from time to time, create additional series (each a "Fund" and collectively the "Funds"); and

WHEREAS, each Fund and the Funds may also be referred to individually herein as an Insured Party or collectively as Insured Parties; and

WHEREAS, Rule 17g-1 under the 1940 Act requires each Trust or Fund, as the case may be, to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees; and

WHEREAS, Rule 17g-1 authorizes each Trust or Fund, as the case may be, by virtue of its affiliated status, to secure a joint insured bond naming each of them as insureds; and

WHEREAS, Rule 17g-1 also requires that each investment company named as an insured in a joint bond enter into an agreement with the other named insureds containing certain provisions regarding the respective shares to be received by said insureds in the event recovery is received under the joint insured bond as a result of a loss sustained by them; and

WHEREAS, the Boards of Trustees of each Trust, including a majority of the Trustees of such Trust who are not "interested persons" of the Trust as defined by Section 2(a)(19) of the 1940 Act, have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such a joint insured bond and have determined that this joint insured bond is in the best interest of each Insured Party, including, their respective Funds in the case of Alpine Equity Trust, Alpine Income Trust and Alpine Series Trust, and their respective shareholders, and, accordingly, the majority of such Trustees have approved the amount, type, form and coverage of the joint insured bond and the portion of the premium payable by each such Insured Party hereunder; and

WHEREAS, the Trustees of each Trust have determined, with respect to each Insured Party, that the allocation of the proceeds payable under the joint insured bond as set forth herein, which takes into account the minimum amount of coverage required for each Trust or Fund, as the case may be, by Rule 17g-1, is equitable.

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

1. **<u>Joint Insured Bond.</u>** The Insured Parties shall maintain in effect a joint fidelity insurance bond (the "Bond") from Chubb Group of Insurance Companies or another such reputable fidelity insurance company authorized to do business in the place where the Bond is issued, insuring each Insured Party against larceny and embezzlement and covering such of their respective officers and employees who may, singly or jointly with others, have access, directly or indirectly, to the particular Insured Party's securities or other assets. The Bond shall name each Insured Party as an insured and shall comply with the requirements for such bonds established by Rule 17g-1.

2.   **Amount.** The Bond shall be in a least the minimum amount required by Rule 17g-1(d) to be maintained by the Insured Parties, in accordance with the policies of the staff of the Securities and Exchange Commission.

3.   **Ratable Allocation of Premiums.** The Insured Parties shall divide the initial premium and any additional premiums which may become due under the Bond among them based upon their relative net assets at the time of payment of the premium involved.

4.   **Ratable Allocation of Proceeds.**

(a)   If more than one of the Insured Parties sustains a single loss (including a loss sustained before the date hereof), for which recovery is received under the Bond, each such Insured Party shall receive that portion of the recovery that is sufficient in amount to indemnify that Insured Party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all such Insured Parties sustaining a single loss.

(b)   If the recovery is inadequate to fully indemnify all Insured Parties sustaining a single loss, the recovery shall be allocated among such Insured Parties as follows:

(i)   Each of the Insured Parties, to the extent it sustains a loss, shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity bond that it would be required to maintain under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1).

(ii)   The remainder, if any, shall be allocated among the other Insured Parties based upon their relative net assets at the time of the loss (provided that, if such allocation would result in any Insured Party receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess among such other Insured Parties shall be reallocated among the remaining Insured Parties not fully indemnified as a result of the foregoing allocations, in proportion to the allocation percentages set forth in this sub-provision).

5.   **Claims and Settlements.** Each Insured Party shall, within five (5) days after the making of any claim under the Bond, provide the other Insured Parties with written notice of the amount and nature of such claim. Each Insured Party shall, within five (5) days of the receipt thereof, provide the other Insured Parties with written notice of the terms of settlement of any claim made under the Bond by such Insured Party. In the event that two (2) or more Insured Parties shall agree to a settlement of a claim made under the Bond with respect to a single loss, notice of the settlement shall also include calculation of the amounts to be received under Paragraph 4 hereof. The officers of each Insured Party designated as responsible for filing notices required by paragraph (g) of Rule 17g-1 under the Act shall give and receive any notices required hereby with respect to such Insured Party.

6.   **Modifications and Amendments.** Any Insured Party may increase the amount of the Bond. Such Insured Party must give written notice thereof to the other Insured Parties to this Agreement and to the Securities and Exchange Commission in accordance with Rule 17g-1. If, pursuant to Rule 17g-1, any Insured Party shall determine that the coverage provided pursuant to this Agreement should otherwise be modified, it shall so notify the other Insured Parties hereto and indicate the nature of the modification (including the treatment of any increase or return premium) which it believes to be appropriate. If within sixty (60) days of such notice any necessary amendments to this Agreement shall not have been made and the request for modification shall not have been withdrawn, this Agreement shall terminate (except with respect to losses occurring prior to such termination). Any Insured Party may withdraw from this Agreement at any time and cease to be an Insured Party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than sixty (60) days prior written notice to the other parties of such withdrawal. Upon withdrawal, a withdrawing Insured Party shall be entitled to receive such portion of any premium rebated by the fidelity company with respect to such withdrawal. Upon termination of the Bond, each Insured Party shall receive any premium rebated by the

fidelity company with respect to such termination in proportion to the premium paid by such insured, less any premium previously refunded with respect to such insured.

7. **Governing Law.** This Agreement shall be construed in accordance with the laws of the State of New York.

8. **No Assignment.** This Agreement is not assignable.

9. **Notices.** All notices and other communications hereunder shall be addressed to the appropriate Insured Party, at: c/o Alpine Woods Capital Investors, LLC, 2500 Westchester Avenue, Suite 215, Purchase, New York, 10577, Attention Ronald G. Palmer.

10. **Counterparts.** This Agreement may be executed in two (2) or more counterparts which together shall constitute a single agreement.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first above written.

ALPINE EQUITY TRUST
(on behalf of each of its Funds)

By: /s/ Ronald G. Palmer, Jr.
Name: Ronald G. Palmer, Jr.
Title: Chief Financial Officer

ALPINE GLOBAL DYNAMIC DIVIDEND FUND

By: /s/ Ronald G. Palmer, Jr.
Name: Ronald G. Palmer, Jr.
Title: Chief Financial Officer

ALPINE GLOBAL PREMIER PROPERTIES FUND

By: /s/ Ronald G. Palmer, Jr.
Name: Ronald G. Palmer, Jr.
Title: Chief Financial Officer

ALPINE INCOME TRUST
(on behalf of each of its Funds)

By: /s/ Ronald G. Palmer, Jr.
Name: Ronald G. Palmer, Jr.
Title: Chief Financial Officer

ALPINE SERIES TRUST
(on behalf of each of its Funds)

By: /s/ Ronald G. Palmer, Jr.
Name: Ronald G. Palmer, Jr.
Title: Chief Financial Officer

ALPINE TOTAL DYNAMIC DIVIDEND FUND

By: /s/ Ronald G. Palmer, Jr.
Name: Ronald G. Palmer, Jr.
Title: Chief Financial Officer